UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: May 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K as a result the company
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

OCZ Technology Group, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

6373 San Ignacio Avenue

Address of Principal Executive Office (Street and Number)

San Jose, California 95119

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s Form 10-K for fiscal 2013 has not yet been filed and will be filed before the Company files the Form 10-Q for the first fiscal quarter of 2014 for the period ended May 31, 2013.

Additionally, as a result of the time requirements to assess and properly account for the restatement of the financial statements included in previous filings, the Company has not completed its financial statements and the other reporting requirements for the first fiscal quarter of fiscal year 2014. As such, the Company is not able to meet the filing deadline for its 10-Q for the quarter ended May 31, 2013.

The Company will endeavor to bring current its corrected and past due filings as soon as practicable though it cannot currently make an assessment of when such filings will be made.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Rafael Torres	408	733-8400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Form 10-Qs for the quarter ended August 31, 2012 and for the quarter ended November 30, 2012. The Form 10-K for the fiscal year ended February 28, 2013.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s financial statements are still being prepared. The Company is in the process of restating prior results, and is not in a position to give estimated results for the first quarter of fiscal 2014. The preliminary unaudited revenue range for the first quarter of fiscal 2014 is $50 to $55 million. Gross margin is estimated to be between 17% and 20% for the first fiscal quarter as revenue generated from our Enterprise solutions increased sequentially. The Company continued to reduce its operating expenses by further reducing non critical spending. Operating expenses for the first quarter are estimated to be between $20 million and $22 million and include restatement related expenses of approximately $1.5 million and stock compensation charges of approximately $2 million. Our inventory levels were $35 million to $40 million and our channel inventory was below $20 million.

As previously indicated, the Company is restating the results for the first quarter of fiscal 2013 and should not be relied upon, and as such comparisons of revenue for the first quarter of fiscal 2014 to the first quarter of fiscal 2013 are not meaningful.

OCZ Technology Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	July 15, 2013	By	/s/ Rafael Torres
		Name	Rafael Torres
		Title	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.